**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 8-K**

**CURRENT REPORT**
**Pursuant to Section 13 OR 15(D) of The Securities Exchange Act of 1934**

Date of Report:  January 9, 2006

**YaSheng Group, Ltd.**
(Exact name of registrant as specified in its charter)

| California | 000-27557 | 33-0788293 |
|---|---|---|
| (State or other jurisdiction | (Commission | (IRS Employer |
| of Incorporation) | File Number) | Identification No.) |

| 1450 Oddstad Drive, Redwood City, CA | 94063 |
|---|---|
| (Address of Principal Executive Offices) | (Zip Code) |

Registrant's telephone number, including area code:  (650) 363-8345

N/A
(Former name or former address, if changed since last report.)

**Item 4.01  Changes in Registrant's Certifying Accountant**

On January 9, 2006, YaSheng Group, Ltd. (the "Company") completed its engagement of the accounting firm of Malone & Bailey, PC as its principal accountant to audit the Company's financial statements.  Malone & Bailey, PC is located 2825 Briarpark, Suite 930, Houston, TX 77042, telephone (713) 266-0530, facsimile (713) 266-1815.

Prior to the engagement reported herein, neither the Company (nor anyone on its behalf) consulted Malone & Bailey, PC on (1) matters related to the application of accounting principals to any specified transaction, (2) the type of audit opinion potentially rendered by such engagement, or (3) any matter related to the resignation of the Company's formerly engaged accounting firm.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

YASHENG GROUP, LTD.

Date:  January 26, 2006                    /s/ ZHOU CHANG SHENG
                                          Zhou Chang Sheng
                                          Chairman